Exhibit 99.1

Arco announces appointment of two independent members to its Audit Committee

São Paulo, Brazil, September 2, 2021 – Arco Platform Limited, or Arco (Nasdaq: ARCE), today announces that it has appointed Beatriz Amary and Carla Schmitzberger to its Audit Committee, effective as of today.

Ms. Amary and Ms. Schmitzberger joined Arco’s Board of Directors as independent members in February 2021, and with this appointment the Board has filled all three seats on the Audit Committee.

Name	Position
Edward Ruiz	Independent Director and Chairman of the Audit Committee
Beatriz Amary	Independent Director and Member of the Audit Committee
Carla Schmitzberger	Independent Director and Member of the Audit Committee

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning methodology, proprietary adaptable curriculum, interactive hybrid content, and high-quality pedagogical services allow students to personalize their learning experience with while enabling schools to thrive.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Arco’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Arco’s Class A common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Arco’s control. Therefore, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Arco does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.

Investor Relations Contact

Arco Platform Limited

IR@arcoeducacao.com.br